SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 26, 2007

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Press release dated April 26, 2007 Re: Executive changes at France Telecom Group press release

Paris, April 26, 2007

Executive Changes at France Telecom Group:

•	Sanjiv Ahuja completes mission, relinquishes executive roles to pursue new ventures

•	Olaf Swantee to join the Group as EVP Personal Communications

France Telecom announces today that having completed his mission to integrate the Orange business within the Group and position Orange as the single brand for the Group’s converged telecommunications services, Sanjiv Ahuja, Executive Vice President of Personal Communication Services and Orange CEO has informed the company of his intention to relinquish his executive positions at the Group to pursue a series of new ventures. He will maintain his links with France Telecom as Chairman of Orange UK and as an advisor to the Group’s Chairman and CEO Didier Lombard. France Telecom will also become a partner in one of Sanjiv Ahuja’s new ventures which will target emerging markets.

Sanjiv Ahuja joined Orange in April 2003 as Chief Operating Officer, and was appointed Orange SA CEO in March 2004. Since then, the Group has increased the number of countries in which it operates from 17 to 23 and has more than doubled the number of its mobile customers from 48 million to over 100 million worldwide today. Sanjiv has also overseen the successful extension of the Orange brand from its mobile origins so that it now embraces the Group’s broadband, fixed line and IPTV services in its largest markets.

Sanjiv Ahuja commented: “My years with Orange have been among the most exciting and fulfilling of my career. Right from the first phase in which we completed the full integration of Orange with France Telecom, it has been my privilege to work with an incredibly talented team across the entire Group that has effectively blazed a trail for the industry with the integration of all our businesses. After four great years with Orange, the time is now right for me to move ahead with a series of new ventures with the aim of exploring some of the fascinating opportunities that I believe this sector still holds. I’m also delighted to be maintaining my links with France Telecom in this context and I’d like to take this opportunity to pay a particular tribute to Didier Lombard whose vision of an integrated future for France Telecom has underpinned everything we’ve achieved over these past four years. I wish him and all my colleagues, success for the future, with every expectation that they will take Orange from its current position of strength to continued success.”

Didier Lombard, Chairman and CEO of France Telecom, commented: “Our sincere thanks go to Sanjiv who has brought his unique knowledge of the industry and a truly global perspective to his time at the head of Orange SA. His contribution to the success of the Group during this period speaks for itself and that is in no small part down to Sanjiv’s work in creating the conditions for the smooth and efficient integration of Orange SA with the France Telecom Group and then a successful extension of the brand across all our services. This means that today our Group can provide the full range of integrated services our customers require, under a single and even more powerful Orange brand. Along with our thanks, of course, we wish him all the best with his new ventures.”

Olaf Swantee will join the company as Executive Vice President in charge of Personal Communication Services , UK and Europe/Middle East operations*. He will also join the Group Management Committee. Olaf Swantee is currently Senior Vice President at Hewlett-Packard responsible for enterprise sales and software in Europe, Middle East, and Africa. He has 17 years of international experience in the IT industry.

Didier Lombard added: “We are delighted to welcome our new colleague Olaf, his management skills and extensive experience in the international IT field will obviously be of tremendous benefit to our business and its customers.”

* Netherlands, Belgium, Switzerland, Slovakia, Romania, Moldova, as well as Egypt and Dominican Republic.

Press contacts: +33 1 44 44 93 93

Sébastien Audra

Patrick Thielemans

Sanjiv Ahuja

Sanjiv Ahuja was a member of France Telecom’s Group Management Committee, and Chief Executive Officer of Orange since 2004.

Sanjiv Ahuja joined Orange in April 2003 as Chief Operating Officer and since March 2004 was Executive Vice President of France Telecom’s Personal Communication Services, and Chief Executive Officer of Orange S.A.

Before joining Orange, Mr. Ahuja was Chief Executive Officer of Comstellar technologies, a California-based company focused on creating and bringing to market innovative communications technologies.

He was previously President of Telcordia Technologies (formerly Bellcore), and led the growth of Telcordia into European markets.

He began his career at IBM in 1979 as a software engineer. From 1987 to 1990 he managed IBM’s strategy for transaction processing, and from 1990 to 1994 he was responsible for IBM’s distributed network and systems business, leading IBM into the telecommunications software market globally.

Mr. Ahuja has a degree in electrical engineering from Delhi University, India, and a Master’s degree in computer science from Columbia University in New York. Mr Ahuja was born in 1956.

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Olaf Swantee

Olaf Swantee is coming from Hewlett-Packard, where he was Senior Vice President responsible for entreprise sales and software in Europe, Middle East, and Africa. He is a 41 year old Dutch national, holds a BA in Economics and received his European MBA in Paris in ‘89.

Olaf has 17 years of international experience in the IT industry, and held different responsibilities as Sales and Marketing Vice President, with P&L international responsibility. Olaf Swantee has an outstanding career and contributed to the growth of Hewlett Packard in Europe, and before that brought his strong contribution to the business development of Compaq and Digital Equipment.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 26, 2007	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information